Exhibit 99.1

Cheche Group Providing Insurance Services for Xpeng EVs in Ten Cities

Beijing, China – October 2, 2023 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced its growing partnership with Xpeng, Inc. (NYSE: XPEV) (“Xpeng”), a leading Chinese smart electric vehicle (“EV”) company, as Cheche continues to broaden its partner network with leaders in the EV industry.

Since Xpeng began the rollout of its latest SUV, the G6, in July, it has seen robust sales growth with August’s G6 deliveries exceeding 7,000 units (an approximately 80% month-over-month increase from July). In total, Xpeng delivered 13,690 smart EVs in August, an approximately 43% year-over-year increase from August 2022.

As Xpeng’s insurance services provider in ten cities, Cheche offers a sophisticated insurance service platform that includes SaaS systems, API management of insurers, digital operations, value-added product innovations and a nationwide service network. The EV owners can access a broad range of digital insurance options that include new policies, one-click renewals, and other value-added services. Underscoring the success of this relationship, Xpeng recognized Cheche with the Innovation Award for Better User Experience for its comprehensive, convenient, and premium services.

“The simplicity and convenience afforded to EV owners through our manufacturer collaborations enable seamless consumer access to a wide range of insurance products and services that is establishing baseline expectations within the industry,” said Lei Zhang, Founder, CEO and Chairman of Cheche. “The brand recognition and underlying growth opportunities in this channel are substantial, and we look forward to capitalizing on our ongoing relationship with Xpeng.”

The deep, strategic partnership has established a new growth model for Xpeng and integrated opportunities for Cheche’s digital insurance services. It has also demonstrated the potential for future digital insurance services and laid the groundwork for ongoing innovation and geographical expansion.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 24 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include but are not limited to, statements regarding projections, estimates, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185